David Lubin & Associates, PLLC
108 S. Franklin Avenue
Valley Stream, New York 11580
Telephone: (516) 887-8200
Facsimile: (516) 887-8250
david@dlubinassociates.com

May 23, 2014

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re: HPEV, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on April 29, 2014
File Number 333-195569

Dear Mr. Spirgel:

On behalf of HPEV, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated May 20, 2014, with reference to the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Commission on April 29, 2014.

In addition to the Amendment, the Company responds to the Commission's comments as follows:

 Cautionary Note Regarding Forward-Looking Statements, page 5

1. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted for companies that issue “penny stock.” Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

Response: Disclosure under Cautionary Note Regarding Forward-Looking Statements has been deleted to address the Commission’s comment.

Signatures, page 74

2. We note your registration statement has been signed by three directors. We note that instruction 1 to Form S-1 requires that a registration statement be signed “by at least a majority of the board of directors...” Please confirm that your registration statement has been signed by a majority of your board. In this regard, we note that you have not filed an Item 5.01 Form 8-K disclosing the departure of any of your three non-management directors, Jay Palmer, Carrie Dwyer or Donica Holt. Please advise.

Response:  The Company disclosed in Item 5.07 of its Current Report on Form 8-K filed with the Commission on January 17, 2014 (the “Form 8-K”) the results of its annual meeting of stockholders held on January 13, 2014 that Jay Palmer, Carrie Dwyer and Donica Holt were not elected by the stockholders of the Company as directors. Accordingly, the Registration Statement was signed by the three directors constituting the board of directors of the Company (the “Board”).

As disclosed in the Company’s Form 8-K filed on February 20, 2013 Jay Palmer and Carrie Dwyer were appointed to the Board on February 20, 2013 and as disclosed in the Company’s Form 8-K filed on March 11, 2013, Donica Holt was appointed to the Board on March 7, 2013. Each of these appointments was made by the incumbent members of the Board creating a vacancy on the Board and the filling said vacancy as instructed by Spirit Bear Limited (“Spirit Bear”).

As disclosed in the Registration Statement, the proxy statement in connection with the Company’s annual meeting of stockholders included a proposal requesting a vote to amend the bylaws of the Company so that the stockholders could have the ability to vote for the directors of the Company by majority vote rather than a plurality.  Management determined that it is better corporate practice to grant the stockholders the right to appoint directors by majority vote. Neither Spirit Bear, any of the directors appointed by Spirit Bear or their counsel objected to the definitive proxy containing such proposal being submitted to the stockholders. As disclosed in the Form 8-K, the amendment to the Bylaws of the Company to delete plurality voting of the directors and instead provide that at the annual meeting of stockholders the directors be elected by a majority of the outstanding shares entitled to vote was approved by 78.3% of those votes cast for such proposal.

Pursuant to Nevada Revised Statutes (“NRS”) Section78.330(1), unless the articles of incorporation or the bylaws require more than a plurality of the votes cast, directors of every corporation must be elected at the annual meeting of the stockholders by a plurality of the votes cast at the election. Accordingly, the stockholders of the Company voted overwhelmingly to amend the Bylaws to provide that stockholders have the right to appoint directors by majority vote.

It is important to point out that Spirit Bear, as holder of the Series A Convertible Preferred Stock of the Company, does not have an automatic right inherent as a holder of such preferred shares to appoint directors to the Company. The preferred stock votes with the holders of the common stock as if each share of preferred was converted to 50,000 shares of common stock.

Section 6(xiii) of the Securities Purchase Agreement dated as of December 14, 2012 (the “Purchase Agreement”) with Spirit Bear provides that:

“Stockholders of the Company shall have agreed in writing satisfactory to Purchaser (i) to nominate to serve as independent directors individuals designated in writing by Purchaser (the “Spirit Bear Designees”) in such number as shall equal to the number of current directors; (2) to call a special meeting of the shareholders of the Company for the purpose of ratifying the nomination of the Spirit Bear Designees, (3) as applicable, to vote its respective shares in the affirmative for the election of the Spirit Bear Designees to the Board of Directors; and (4) to take any and all such steps as shall be required to ensure that, during the period of three years beginning on the Closing Date (or until such date as Purchase shall cease to be an affiliate of the Company, such date occur earlier than the third anniversary of the Closing Date) the Company’s Board of Directors shall, irrespective of the number of members, at all times be composed of an even number of members of which at least 50% shall be Spirit Bear Designees.”

This closing condition specifically required that the stockholders of the Company enter into a written agreement to vote for the Spirit Bear Designees. The terms of the Series A Convertible Preferred Stock purchased by Spirit Bear specifically did not provide for any such obligation. This was a condition precedent to Spirit Bear’s obligations under the Purchase Agreement rather than a covenant or promise for HPEV to perform. Spirit Bear closed notwithstanding the absence of such a written agreement of shareholders.

The designees of Spirit Bear, namely Jay Palmer, Carrie Dwyer and Donica Holt, were not elected to the Board by the stockholders of the Company at the Company’s annual meeting. Accordingly, in accordance with Nevada corporate law, as of January 13, 2014, said individuals were no longer directors of the Company. Since said time, Spirit Bear has not informed the Board, either directly or through counsel, that it  wishes to nominate other persons to the Board. Any disputes with respect to its contractual rights shall be governed by the Purchase Agreement, which provides that “the corporate laws of the State of Nevada shall govern all issues concerning the relative rights of the Company and its stockholders” and “all other questions concerning the construction, validity, enforcement and interpretation of the [Purchase] Agreement shall be governed by the laws of the State of California.”

We do not believe that the Nevada statutory provision relating to holdover directors is applicable to the current situation. NRS Section 78.330(1) provides that a director be elected by stockholders through the stockholder election procedure (as provided in NRS 78.320 or unless provided in the articles or bylaws…..). This is in accordance with the Purchase Agreement, which provides that the Spirit Bear designees be voted by the stockholders of the Company. If directors of a Nevada corporation are elected in accordance with the statutory provisions, then NRS 78.330 allows the elected director to remain in office after the expiration of his or her term until a successor is elected and qualified, or until the director resigns or is removed. This is the only situation in which a director has a holdover right. Accordingly, the statutory right provided in NRS Section 78.330(1) entitling a director to remain as such is not automatic and only arises where the director was initially duly elected by the stockholders. The Spirit Bear designees were not elected by the stockholders as provided by said NRS section.

NRS 78.335 mirrors the centrality of the stockholder election procedure for the election of directors set forth in NRS 78.330(1), and removal of an elected director must be made by the stockholders through the election procedure. Similarly, with regard to holdover rights set forth in NRS 78.330, such rights are only provided for the holdover of directors who are elected by stockholders. NRS 78.335 mirrors the holdover rights limited to elected directors, and consistently, does not allow for holdover status for unelected directors, whose rights to directorship were not the result of the stockholder election procedure. This is even so where directors were in fact elected but only by a class or series of shares. NRS 78.335 (4) and (7) proscribes holdovers whenever the holders of any class or series of shares are entitled to elect one or more directors. Note, this is where the directors were "in fact" elected by stockholders. In particular, NRS 78.335(7) clearly distinguishes directors duly elected by stockholders and those nominated pursuant to the rights of some stockholders by specifically limiting their tenure to their term of office provided in the agreement regardless of whether a successor is elected. Since the Spirit Bear directors were not elected by the stockholders, they are clearly not entitled to the provisions of NRS 78.330.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the related acceleration request. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

	By:	/s/ David Lubin
David Lubin

cc: Timothy Hassett